Schedule 13D

CUSIP No. Y2685T115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Genco Shipping and Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T115

(CUSIP Number)

David B. Charnin, Esq.

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,263,366 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,263,366 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,263,366 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 399,559 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 353,764 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 100,547 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 409,496 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.  The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, and reflecting the one-for-ten reverse stock split effected by the Issuer on July 7, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 353,764

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 353,764

11	Aggregate Amount Beneficially Owned by Each Reporting Person 353,764(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 4.8% (2)

14	Type of Reporting Person OO

(1) The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. In addtion, the Reporting Person disclaims beneficial ownership of the securities reported herein by the other Reporting Persons, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, and reflecting the one-for-ten reverse stock split effected by the Issuer on July 7, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 100,547

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100,547

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100,547(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 1.4% (2)

14	Type of Reporting Person OO

(1) The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. In addtion, the Reporting Person disclaims beneficial ownership of the securities reported herein by the other Reporting Persons, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, and reflecting the one-for-ten reverse stock split effected by the Issuer on July 7, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations II LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 409,496

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 409,496

11	Aggregate Amount Beneficially Owned by Each Reporting Person 409,496(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 5.6% (2)

14	Type of Reporting Person OO

(1) The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. In addtion, the Reporting Person disclaims beneficial ownership of the securities reported herein by the other Reporting Persons, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, and reflecting the one-for-ten reverse stock split effected by the Issuer on July 7, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Victor Khosla I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,263,366 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,263,366 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,263,366 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 399,559 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 353,764 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 100,547 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 409,496 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC. The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, and reflecting the one-for-ten reverse stock split effected by the Issuer on July 7, 2016.

Schedule 13D CUSIP No. Y2685T115

AMENDMENT NO. 6 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on July 22, 2015, Amendment No. 1 thereto filed on November 12, 2015, Amendment No. 2 thereto filed on February 18, 2016, Amendment No. 3 thereto filed on May 13, 2016, Amendment No. 4 thereto filed on June 8, 2016, and Amendment No. 5 thereto filed on June 30, 2016 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented with the following:

The source of funds for the Preferred Shares that may be acquired pursuant to the Purchase Agreement (each as defined in Item 4 of this Amendment No. 6 below) will be the working capital, or funds available for investment, of the Funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

Effective as of October 6, 2016, the Funds have entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer.  Pursuant to the terms of the Purchase Agreement, the Funds have agreed to purchase up to 10,000,000 shares of Series A Preferred Stock of the Issuer (“Preferred Shares”) at a price of $4.85 per share, such shares to include (i) 7,628,866 Preferred Shares and (ii) a Backstop Commitment (as defined in the Purchase Agreement) to purchase up to 2,371,134 Preferred Shares.  Pursuant to the terms of the Purchase Agreement, affiliates of Centerbridge and Apollo (collectively with the Funds, the “Investors”) have entered into separate purchase agreements with the Issuer, each with substantially the same terms as the Purchase Agreement. The closing of the Purchase Agreement is subject to certain standard closing conditions, the conditions precedent in the Issuer’s Debt Commitment Letter (as defined in the Purchase Agreement), the refinancing and amendment of certain of the Issuer’s debt agreements, and the execution of a registration rights agreement between the Issuer and the Investors.  Upon closing of the Purchase Agreement, the Funds will receive an additional 500,000 Preferred Shares in consideration of the Backstop Commitment.

The relative rights, preferences, limitations and designations of the Preferred Shares are set forth in the Certificate of Designation attached as Exhibit A to the Purchase Agreement and are described in more detail below in Item 6 of this Amendment No. 6.  Pursuant to the terms of the Certificate of Designation, the Preferred Shares will be converted into shares of Common Stock upon the approval of the Issuer’s stockholders, at an initial conversion ratio of one share of Common Stock for each Preferred Share (the “Conversion”).  Pursuant to the terms of the Purchase Agreement, the Issuer has committed to take all action necessary to hold a special meeting of its stockholders within 60 days of the close of the Purchase Agreement to seek stockholder approval of (i) the Conversion, and (ii) an increase in the size of the Issuer’s board of directors from eight to nine members. Each of the Investors has committed to vote its shares in favor of the Conversion.

Pursuant to the terms of the Purchase Agreement, so long as the Reporting Persons beneficially own at least 12.5% of the outstanding shares of Common Stock, they shall have the right to nominate one individual to the Issuer’s board, except that if the Reporting Persons beneficially own at least 25% of the outstanding shares of Common Stock and the size of the Issuer’s board  has been increased to nine members, the Reporting Persons shall have the right to designate two members to the Issuer’s board.

The description of the Purchase Agreement in this Item 4 is qualified in its entirety by reference to the agreement, a copy of which is filed as Exhibit E hereto and incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented with the following:

(a) — (b) The information requested by this paragraph is incorporated by reference herein to the information provided on the cover pages of this Amendment No. 6.  The number of shares reported by the Reporting Persons on the cover pages hereto and in this Item 5 reflect the effectuation of the Issuer’s 1-for-10 reverse stock split on July 7, 2016.

Based solely upon information disclosed in reports on Schedule 13D filed with the Commission and as amended, the Reporting Persons believe certain of the Centerbridge filers have beneficial ownership of 2,276,162 shares of Common Stock, or 30.9% of the Issuer’s outstanding shares of Common Stock, and certain of the Apollo filers have beneficial ownership of 1,024,059 shares of Common Stock, or 13.9% of the Issuer’s outstanding shares of Common Stock.  Accordingly, the Reporting Persons believe that collectively, the Reporting Persons, Centerbridge, and Apollo have beneficial ownership of 4,563,588 shares of Common Stock, or 62.1% of the Issuer’s outstanding shares of Common Stock in the aggregate. The preceding share numbers and percentages do not reflect any shares of Common Stock that may be acquired upon the conversion of any Preferred Shares acquired pursuant to the Purchase Agreement.  The Reporting Persons expressly disclaim the existence of, or membership in a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Centerbridge or Apollo, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by Centerbridge and Apollo, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The information provided above in Item 4 of this Amendment No. 6 is incorporated by reference into this Item 6.

The following summarizes the relative rights, preferences, limitations and designations of the Preferred Shares: (i) dividends will be payable on the Preferred Shares semiannually commencing on the 180th day following the day the Preferred Shares are issued, at the rate of per annum of 6% per share; (ii) upon liquidation, dissolution or winding up of the Issuer, holders of the Preferred Shares are entitled to the greater of the sum of the Liquidation Preference (as defined in the Certificate of Designation) and accrued and unpaid dividends, or the amount that would have been payable to holders of Common Stock; (iii) the Preferred Shares have no voting rights except as required by law, and except that the Preferred Shares have the right to vote as a separate class on certain proposals relating to powers, preferences, privileges or rights of the holders of the Preferred Shares, or the issuance or increase in the authorized amount of Preferred Shares; and (iv) the Preferred Shares will be converted into shares of Common Stock upon the approval of the Issuer’s stockholders, at an initial ratio of one share of Common Stock for each Preferred Share, subject to adjustment pursuant to certain anti-dilution provisions.

The description of the relative rights, preferences, limitations and designations of the Preferred Shares in this Item 6 is qualified in its entirety by reference to the Certificate of Designation, a copy of which is included as Exhibit A to the Purchase Agreement which is filed as Exhibit E hereto and incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit E                                              Purchase Agreement, effective as of October 6, 2016, by and between Genco Shipping and Trading Limited, Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund II, L.P., Strategic Value Special Situations Master Fund III, L.P., and Strategic Value Opportunities Fund, L.P.

Schedule 13D CUSIP No. Y2685T115

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla